Exhibit 99.2

Press Release

Chlamydia vaccine candidate granted fast track designation by the US FDA

•	Chlamydia infection can contribute to pelvic inflammatory diseases in women, which can lead to pregnancy complications or infertility
•	A phase 1/2 clinical study evaluating the immunogenicity and safety of the vaccine candidate is due to start in coming days

Paris, March 26, 2025. The US Food and Drug Administration has granted fast track designation to Sanofi’s mRNA vaccine candidate for the prevention of chlamydia infection. The decision was based on the potential of the vaccine candidate to address a serious condition and address an unmet public health need.

The chlamydia vaccine candidate has been designed to protect against primary genital tract infection and reinfection by the bacterium Chlamydia trachomatis. Following a promising pre-clinical program, Sanofi is planning a phase 1/2 randomized, clinical study designed to evaluate the immunogenicity and safety of the chlamydia vaccine candidate in adults aged 18 to 29 years. The study is due to start in coming days.

Jean-François Toussaint

Global Head of Vaccines R&D

“Millions of people currently live with undiagnosed chlamydia, including asymptomatic infection that can also cause severe long-term health effects if left untreated. Antibiotics to treat chlamydia have not been successful in controlling rising infection rates. With our program we aim to make chlamydia a preventable disease through vaccination.”

Chlamydia, caused by the bacterium Chlamydia trachomatis, is a common bacterial infection of the reproductive tract with consequences for developing infertility and pregnancy complications. In 2020, there were 129 million worldwide cases of chlamydia among adults (15-49 years old), with the highest rates of infection among adolescents and young adults.

Although chlamydia can be treated with antibiotics when diagnosed, over 80% of chlamydia cases are asymptomatic, meaning there is a significant risk that infections go unrecognized, leading to untreated cases and unintentional transmission. Programs that have been put in place to prevent infection rates from rising have proven insufficient, highlighting the urgent public health need for a vaccine.

The development of this vaccine candidate is part of the Translational Science Hub, a partnership with the Queensland Government, Griffith University, and the University of Queensland, connecting world-class researchers in Queensland, Australia, with Sanofi scientists in France and the US.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

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Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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Yun Li |+ 33 6 84 00 90 72 | yun.li3@sanofi.com

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